Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject Company: Wells Fargo Funds Trust (SEC File Nos. 333-74295)

[Wells Fargo Asset Management]

Product Alert

November 23, 2020

Proposed merger of three Wells Fargo international funds

The Wells Fargo Funds Board of Trustees recently approved the merger of three Wells Fargo international funds. One of the proposed mergers, the Wells Fargo International Value Fund, is subject to approval by shareholders of the merging fund. The mergers are expected to occur in March 2021.

Merging funds	Acquiring fund
Diversified International Fund International Value Fund	International Equity Fund

For further information, please review the following Q&A.

What are some key benefits of the proposed fund merger?

Increased size: Shareholders of all three funds will benefit from a significant increase in fund scale and help provide greater long-term product viability.

Same or lower contractual expense caps:The contractual expense caps of each share class of the acquiring fund are the same or lower than the contractual expense caps of the equivalent share class of the merging funds. The manager has contractually committed to the stated fee waivers through February 28, 2022.

Fund	A	C	Admin	Inst	R	R6
Diversified International Fund – gross operating expense ratio	1.77	2.52	1.69	1.44	--	1.34
Diversified International Fund – net operating expense ratio caps	1.35	2.10	1.25	0.99	--	0.89
International Value Fund – gross operating expense ratio	1.37	2.12	1.29	1.04	--	0.94
International Value Fund – net operating expense ratio caps	1.24	1.99	1.14	0.89	--	0.84
International Equity Fund – gross operating expense ratio	1.45	2.20	1.37	1.12	1.70	1.02
International Equity Fund – net operating expense ratio caps	1.14	1.89	1.14	0.84	1.39	0.79

For the Diversified International Fund, the manager has contractually committed, through February 28, 2021, to waive fees and/or reimburse expenses to the extent necessary to cap Total Annual Fund Operating Expenses After Fee Waivers at 1.35% for Class A, 2.10% for Class C, 1.25% for the Administrator Class, 0.99% for the Institutional Class, and 0.89% for Class R6.

For the International Value Fund, the manager has contractually committed, through September 30, 2021, to waive fees and/or reimburse expenses to the extent necessary to cap Total Annual Fund Operating Expenses After Fee Waivers at 1.24% for Class A, 1.99% for Class C, 1.14% for the Administrator Class, 0.89% for the Institutional Class, and 0.84% for Class R6.

For the International Equity Fund, the manager has contractually committed, through February 28, 2022, to waive fees and/or reimburse expenses to the extent necessary to cap Total Annual Fund Operating Expenses After Fee Waivers at 1.14% for Class A, 1.89% for Class C, 1.14% for Administrator Class, 0.84% for Institutional Class, 1.39% for Class R, and 0.79% for Class R6.

Brokerage commissions, stamp duty fees, interest, taxes, acquired fund fees and expenses (if any), and extraordinary expenses are excluded from the cap. Prior to or after the commitment expiration date, the cap may be increased or the commitment to maintain the cap may be terminated only with the approval of the Board of Trustees. Without this cap, the fund’s returns would have been lower. The expense ratio paid by an investor is the net expense ratio (the total annual fund operating expenses after fee waivers) as stated in the prospectus.

What are some key similarities between the merging funds and the acquiring fund?

All three funds share the same investment objective of seeking long-term capital appreciation and portions of the principal investment strategy are either the same or similar as all three funds will invest at least 80% of the Fund’s net assets in equity securities of foreign issuers and invest in emerging market equity securities.

Does this change require shareholder approval?

All shareholders of record in the International Value Fund as of December 18, 2020, will be mailed a proxy statement and ballot in January 2021. We anticipate convening a special meeting of shareholders in mid-March 2021. If approved by shareholders, the fund merger is anticipated to occur in March 2021.

The merger of the Diversified International Fund does not require shareholder approval. A prospectus/information statement will be mailed to shareholders in January 2021.

Will the merger be a taxable event for shareholders?

No. It is expected to be a tax-free exchange for U.S. federal income tax purposes. However, to prevent adverse tax consequences for shareholders, the merging fund may make a distribution of income and/or capital gains in advance of the merger. Clients are encouraged to consult their tax advisors about how this may affect them.

Can investors still transact the merging and acquiring funds prior to the merger?

Yes.

Additional information and where to find it (International Value Fund shareholders only)

This is not an offer to sell or a solicitation of an offer to buy shares of any investment company, nor is it a solicitation of any proxy. In connection with the proposed transactions, the merging funds filed a prospectus/proxy statement with the U.S. Securities and Exchange Commission (SEC). All shareholders are advised to read the prospectus/proxy statement in its entirety because it contains important information about the acquiring funds, merging funds, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The merging funds will mail the prospectus/proxy statement to their shareholders. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents filed by the merging funds with the SEC at the SEC’s website, sec.gov. Free copies of the prospectus/proxy statement may be obtained by directing a request via mail, phone, or website to Wells Fargo Funds, P.O. Box 219967, Kansas City, MO 64121-9967, 1-800-222-8222, wfam.com. In addition to the prospectus/proxy statement, the merging and acquiring funds file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by funds at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0102. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by the funds are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at sec.gov.

Participants in the solicitation(International Value Fund shareholders only)

The merging and acquiring funds and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information about persons who may be considered participants in the solicitation of the merging funds’ shareholders under the rules of the SEC will be in the prospectus/proxy statement when it is filed with the SEC.

Stock values fluctuate in response to the activities of individual companies and general market and economic conditions. Foreign investments are especially volatile and can rise or fall dramatically due to differences in the political and economic conditions of the host country. These risks are generally intensified in emerging markets. The use of derivatives may reduce returns and/or increase volatility. Certain investment strategies tend to increase the total risk of an investment (relative to the broader market). This fund is exposed to geographic risk and smaller-company securities risk. Consult the fund’s prospectus for additional information on these and other risks.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus and, if available, a summary prospectus, containing this and other information, visit wfam.com. Read it carefully before investing.

Wells Fargo Asset Management (WFAM) is the trade name for certain investment advisory/management firms owned by Wells Fargo & Company. These firms include but are not limited to Wells Capital Management Incorporated and Wells Fargo Funds Management, LLC. Certain products managed by WFAM entities are distributed by Wells Fargo Funds Distributor, LLC (a broker-dealer and Member FINRA).

This material is for general informational and educational purposes only and is NOT intended to provide investment advice or a recommendation of any kind—including a recommendation for any specific investment, strategy, or plan. PAR-1120-00697